P.E. 12/31/01

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

02012298

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED **DECEMBER 31, 2001**

COMMISSION FILE NUMBER: **(SEC File No: 0-30006)**

JAN 2 9 2002

SUNGOLD ENTERTAINMENT CORP.
(Translation of registrant's name into English)

#500 - 666 Burrard Street
Vancouver, British Columbia
Canada, V6C 3P6

(Address of principal executive office)

PROCESSED

FEB 1 1 2002

THOMSON FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ **No X**

This is the form of material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901.F

Securities Act

MATERIAL CHANGE REPORT

Item 1. Reporting Issuer

SUNGOLD ENTERTAINMENT CORP.
500 - 666 Burrard Street
Vancouver, British Columbia,
Canada, V6C 3P6

Telephone: (604) 669-9580
Facsimile: (604) 669-9577

Item 2. Date of Material Change

December 31, 2001

Item 3. Press Release

December 31, 2001, Vancouver, British Columbia.

Item 4. Summary of Material Change

Sungold Entertainment Corp. (the "Company") announced the following:

(1) In the case of Sungold U.S.A. vs. The Gun Lake Tribe, oral argument has been scheduled for January 15, 2002. Sungold U.S.A. is seeking damages of $447,800,000. in relation to a casino agreement between The Gun Lake Tribe of Michigan and Sungold USA;

(2) The Company's Annual General Meeting will be held on February 22, 2002 at 11:00 A.M. at the Georgian Court Hotel in Vancouver, British Columbia. The date of record is January 16, 2002; and

(3) The Company's Management have invested $180,000. USD in a Private Placement of 3,000,000 units, each unit is comprised of one common share of Sungold Entertainment Corp. and a warrant to purchase an additional share at an exercise price of $0.06 USD per

share until December, 2004.

Item 5. Full Description of Material Change

(1) $400 Million Appeal To Be Heard January 15, 2002.

Oral argument has been scheduled for January 15, 2002 in the case of Sungold U.S.A. vs. The Gun Lake Tribe. The three judge panel will be comprised of Hilda Gage of Oakland County Michigan, Joel Hoekstrom of West Michigan and Patrick Meter from Saginaw, Michigan. Sungold is represented by the Lansing, Michigan law firm of Fraser Trebilcock Davis & Dunlop, Sungold is seeking damages of $447,800,000. in relation to a casino agreement between The Gun Lake Tribe of Michigan and Sungold USA. Sungolds position is that the Gun Lake Tribe waived sovereign immunity by virtue of their conduct.

(2) Annual General Meeting Confirmed.

The Annual General Meeting of Sungold Entertainment Corp. will be held on February 22, 2002 at 11:00 A.M. at the Georgian Court Hotel in Vancouver, British Columbia. The date of record is January 16, 2002. Sungold encourages shareholders to attend and notify Anne Kennedy.

(3) $180,000 USD Private Placement Completed.

Sungold Management have invested $180,000. USD in a Private Placement of 3,000,000 units, each unit is comprised of one common share of Sungold Entertainment Corp. and a warrant to purchase an additional share at an exercise price of $0.06 USD per share until December, 2004. The offer and sale was not registered under the Securities Act of 1933 and no securities may be offered or sold absent an applicable exemption from the registration requirements of the Securities Act of 1933.

Item 6. Reliance on Sections 85(2) (BC), 118(2) (Alberta) and 75(3) (Ontario) of the Act

Not applicable.

Item 7. Omitted Information

None.

Item 8. **Senior Officer**

KIM N. HART, PRESIDENT
500 - 666 Burrard Street
Vancouver, BC V6C 3P6

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

January 04, 2002
Date

(signature)

ANNE KENNEDY
Name of Signatory

DIRECTOR & SECRETARY
Position

Vancouver, BC
Place of Declaration

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K for the period ended December 31, 2001 to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNGOLD ENTERTAINMENT CORP.
(the Registrant)

Date: January 04, 2002

By:* [signature]
ANNE KENNEDY – DIRECTOR

*Print name and title under the signature of the signing officer